Exhibit 99.1

Corporate Communications

2014 Corporate Calendar

Basildon, January, 31, 2014

CNH Industrial announces the following calendar for 2014:

Date	Board of Directors meetings
February 28	Consolidated and parent company financial statements for 2013[1]
Beginning of May	Group results for 1st quarter 2014
July 31	Group results for 2nd quarter and 1st half 2014
October 30	Group results for 3rd quarter 2014

A conference call for financial analysts is also planned on the date of each earnings announcement.

The Annual General Meeting for the approval of CNH Industrial N.V.’s 2013 financial statements is scheduled for April 16, 2014.

Subject to shareholders approval of the dividend distribution, the ex-dividend date will be in April.

The 2014 corporate calendar is available on the corporate website www.cnhindustrial.com.

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact:

Corporate Communications

Email: mediarelations@cnhind.com

[1]	In accordance with EU reporting rules.